FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending April 30, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Issued -  27 April 2007, London, UK & Philadelphia US - LSE Announcement



 FDA Approves Once-Daily Veramyst(TM)(fluticasone furoate) Nasal Spray For The
  Treatment of Seasonal And Year-Round Allergy Symptoms In Adults And Children
                             As Young As Two Years



      New Treatment Has Shown Benefit in Both Nasal and Ocular Symptoms in
              Seasonal Allergy Patients 12 Years of Age and Older



GlaxoSmithKline plc today, 27th April 2007, announced that the U.S. Food and Drug Administration approved once-daily Veramyst(TM) (fluticasone furoate) Nasal
Spray to treat seasonal and year-round allergy symptoms in adults and children two years of age and older. Veramyst will be available by prescription in the U.S. by late May 2007.

This is the first regulatory approval of fluticasone furoate nasal spray, which is currently under regulatory review under the trade name Allermist(TM) in Japan and under the tradename Avamys(TM) in Europe, Canada, Australia and other international markets.

The approval of Veramyst was based on clinical trials of more than 2,900 adults and children who suffer from seasonal or year-round allergies. Veramyst was proven effective for relieving overall nasal allergy symptoms, which included nasal congestion, sneezing, itchy nose and runny nose in patients two years of age and older with seasonal and year-round allergies. In addition, Veramyst is the first prescription nasal steroid spray to demonstrate consistent and significant improvement in relieving overall allergic eye symptoms, which included red, itchy and watery eyes in patients with seasonal allergies 12 years of age and older in three prospectively designed studies. In all studies, Veramyst sustained its effectiveness for a full 24 hours.

In the studies Veramyst was well tolerated in adults and children. Common adverse reaction included headache, nose bleed and nasal sores. Fever occurred more frequently in children aged two to 11 years taking Veramyst than in the placebo group.

"Allergies often affect both the nose and the eyes," said Darrell Baker, Senior
Vice President, Respiratory Medicines Development Center. "Our studies showed that Veramyst relieved not only a broad range of nasal symptoms but for seasonal allergy sufferers age 12 and older, it also helped relieve red, itchy, watery eyes. In addition Veramyst is delivered in a new, unique device, which was designed with patients' concerns in mind."

The device for Veramyst has been ergonomically designed with a side-actuated mist release button that releases a gentle, scent-free mist with a low volume of spray. Veramyst has a commitment feature that ensures delivery of the same amount of medicine every time, which is important for patients who want to know that they are getting the full dose their doctor has prescribed.

Veramyst is an intranasal corticosteroid that works early and throughout the allergy process to block an entire range of chemicals in the body that are involved in inflammation and lead to nasal allergy symptoms. However, the precise mechanism through which Veramyst affects allergy symptoms is not known.


About GlaxoSmithKline

GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies. GlaxoSmithKline is committed to improving the quality of human life by enabling people to do more, feel better, and live longer. For company and prescribing information visit www.gsk.com.

Journalists may access the electronic press kit for more information on Veramyst at www.gsk.com/media.


S M Bicknell
Company Secretary
27th April 2007


Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation
Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Business Review' in the company's Annual Report on Form 20-F for 2006.



Enquiries:
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
UK Media enquiries:                    Philip Thomson          (020) 8047 5502
                                       Joss Mathieson          (020) 8047 5502
                                       Gwenan White            (020) 8047 5502

US Media enquiries:                    Nancy Pekarek           (215) 751 7709
                                       Alice Hunt              (215) 751 7709
                                       Mary Anne Rhyne         (919) 483 2839

European Analyst/Investor enquiries:   Anita Kidgell           (020) 8047 5542
                                       David Mawdsley          (020) 8047 5564
                                       Sally Ferguson          (020) 8047 5543

US Analyst/ Investor enquiries:        Frank Murdolo           (215) 751 7002
                                       Tom Curry               (215) 751 5419



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 30, 2007                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc